Exhibit 99.1

e-Future Information Technology Inc.
No. 10 Building
BUT Software Park
No. 1 Disheng North Street
BDA, Yizhuang District
Beijing 100176, People’s Republic of China

To the shareholders of e-Future Information Technology Inc.	November 5, 2008 Beijing, China

To our shareholders:

It is my pleasure to invite you to attend our 2008 Annual Meeting of Shareholders on December 12, 2008, at 10:00 a.m., Beijing time. The meeting will be held at our company’s office at No. 10 Building, BUT Software Park, No. 1 Disheng North Street, BDA, Yizhuang District, Beijing 100176, People’s Republic of China.

The matters to be acted upon at the meeting are described in the Notice of 2008 Annual Meeting of Shareholders and Proxy Statement. At the meeting, we will also report on our company’s performance and operations during the fiscal year ended December 31, 2007 and respond to shareholder questions.

YOUR VOTE IS VERY IMPORTANT. WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING OF SHAREHOLDERS, WE URGE YOU TO VOTE AND SUBMIT YOUR PROXY BY TELEPHONE, THE INTERNET OR BY MAIL. IF YOU ARE A REGISTERED SHAREHOLDER AND ATTEND THE MEETING, YOU MAY REVOKE YOUR PROXY AND VOTE YOUR SHARES IN PERSON. WE MUST RECEIVE YOUR PROXY BY 5:00 P.M. BEIJING TIME ON DECEMBER 11, 2008 IN ORDER FOR IT TO BE COUNTED, AND WE MUST RECEIVE ANY REVOCATION OF YOUR PROXY AT OR BEFORE THIS SAME TIME IN ORDER FOR THE REVOCATION TO BE EFFECTIVE. IF YOU HOLD YOUR SHARES THROUGH A BANK OR BROKER AND WANT TO VOTE YOUR SHARES IN PERSON AT THE MEETING, PLEASE CONTACT YOUR BANK OR BROKER TO OBTAIN A LEGAL PROXY. THANK YOU FOR YOUR SUPPORT.

By order of the Board of Directors,

/s/ Troe Wen
Troe Wen
Secretary

e-Future Information Technology Inc.
No. 10 Building
BUT Software Park
No. 1 Disheng North Street
BDA, Yizhuang District
Beijing 100176, People’s Republic of China

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
To Be Held on December 12, 2008

NOTICE IS HEREBY GIVEN that the annual general meeting of shareholders of e-Future Information Technology Inc. will be held on December 12, 2008 at 10:00 a.m., Beijing time, at our offices located at No. 10 Building, BUT Software Park, No. 1 Disheng North Street, BDA, Yizhuang District, Beijing 100176, People’s Republic of China, for the following purposes:

1.	To elect two (2) Class III directors to serve until the annual meeting of shareholders in 2011 or until their successors are duly elected and qualified.
2.	To ratify the appointment of Grant Thornton LLP as independent auditors of e-Future Information Technology Inc. for the fiscal year ending December 31, 2008.
3.	To approve the 2008 Share Incentive Plan recommended by the Board of Directors.
4.	To authorize the company to repurchase up to fifteen percent (15%) of its issued and outstanding ordinary shares.
5.	To approve the change of our company’s name from “e-Future Information Technology Inc.” to “eFuture Information Technology Inc.” and to make such changes to our memorandum and articles of association as may be necessary to reflect the change of name.
6.	To transact such other business as may properly come before the annual general meeting or any adjournment or postponement thereof.

The foregoing items of business are more fully described in the proxy statement which is attached and made a part of this notice. Holders of record of our ordinary shares at the close of business on October 10, 2008 are entitled to vote at the annual general meeting and any adjournment or postponement thereof, in accordance with the terms herein described.

FOR THE BOARD OF DIRECTORS

/s/ Adam Yan
Adam Yan
Chairman and Chief Executive Officer

Beijing, China
November 5, 2008

YOUR VOTE IS IMPORTANT

To ensure your representation at the annual general meeting, you are urged to mark, sign, date and return the enclosed proxy as promptly as possible in the accompanying envelope.

e-Future Information Technology Inc.

PROXY STATEMENT

General

We are soliciting the enclosed proxy on behalf of our Board of Directors for use at the annual general meeting of shareholders to be held on December 12, 2008 at 10:00 a.m., Beijing time, or at any adjournment or postponement thereof. The annual general meeting will be held at our offices located at No. 10 Building, BUT Software Park, No. 1 Disheng North Street, BDA, Yizhuang District, Beijing 100176, People’s Republic of China.

This proxy statement and the form of proxy are first being mailed to shareholders on or about November 5, 2008. We must receive any proxy by 5:00 p.m. Beijing time on December 11, 2008 in order for it to be counted.

Revocability of Proxies

Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before its use by delivering a written notice of revocation or a duly executed proxy bearing a later date or, if you hold ordinary shares, par value $0.0756 per share (“ordinary shares” or “shares”), by attending the annual general meeting and voting in person. Attendance at the annual general meeting in and of itself does not revoke a prior proxy. A written notice of revocation must be delivered to the attention of Troe Wen, our Secretary. We must receive any written revocation or change of proxy by 5:00 p.m. Beijing time on December 11, 2008 in order for the revocation to be effective.

Record Date, Share Ownership and Quorum

Shareholders of record at the close of business on October 10, 2008 are entitled to vote at the annual general meeting. As of October 10, 2008, 3,356,057 of our ordinary shares, were issued and outstanding. The presence of at least fifty percent of our eligible shares in person or by proxy will constitute a quorum for the transaction of business at the annual general meeting. If we do not have a quorum at the annual general meeting, the meeting may be rescheduled. At such a rescheduled meeting, the presence of at least one third (1/3) of our eligible shares in person or by proxy shall constitute a quorum for the transaction of business.

Voting and Solicitation

Each share outstanding on the record date is entitled to one vote. Voting at the annual general meeting will be taken by a show of hands unless the chairman of the meeting or any shareholder present in person or by proxy demands that a poll be taken.

Our company will bear the costs of soliciting proxies. Our directors, officers and regular employees may solicit proxies, without additional compensation, in person or by telephone or electronic mail. We will furnish copies of solicitation materials to banks, brokerage houses, fiduciaries and custodians holding in their names our shares or beneficially owned by others to forward to those beneficial owners. We may reimburse persons representing beneficial owners of our shares and for their costs of forwarding solicitation materials to those beneficial owners.

Voting by Holders of Ordinary Shares

When proxies are properly dated, executed and returned by holders of ordinary shares, the shares they represent will be voted at the annual general meeting in accordance with the instructions of the shareholder. If no specific instructions are given by such holders, the shares will be voted “FOR” each of the candidates for the Board of Directors in Proposal One; “FOR” the matters presented in Proposals Two through Five; and in the proxy holder’s discretion as to other matters that may properly come before the annual general meeting. Abstentions by holders of ordinary shares are included in the determination of the number of shares present and voting but are not counted as votes for or against a proposal. Broker non-votes will not be counted towards a quorum or for any purpose in determining whether the proposal is approved.

Approval of Proposals

In order to be “approved”, the proposals to be considered at the Annual Meeting of shareholders must receive a sufficient number of votes in favor of approval, which amount varies according to the proposal. With the exception of Proposal Five, all of the proposals are considered ordinary resolutions which are deemed approved upon the affirmative vote of a simple majority of the shares present at a meeting with quorum. Proposal Five is a special resolution which is deemed approved upon the affirmative vote of two-thirds (2/3) of the shares present at a meeting with quorum. In particular, the proposals require the following number of votes:

Proposal One.  The nominees receiving the highest number of “FOR” votes will be elected as directors. This number is called a plurality. Shares not voted will have no impact on the election of directors. Any proxy given will be voted “FOR” each of the nominees for director listed on the proxy unless a properly executed proxy card is marked “WITHHOLD” as to a particular nominee or nominees for director.

Proposal Two.  The ratification of the appointment of Grant Thornton LLP (“Grant Thornton”) as our independent auditors for the fiscal year ended December 31, 2008 requires that a majority of the votes cast at the meeting be voted “FOR” the proposal. A properly executed proxy card marked “ABSTAIN” with respect to this proposal will not be voted.

Proposal Three.  The approval of the 2008 Share Incentive Plan requires that a majority of the votes cast at the meeting be voted “FOR” the proposal. A properly executed proxy card marked “ABSTAIN” with respect to this proposal will not be voted.

Proposal Four.  The approval of the implementation of an ordinary share repurchase program requires that a majority of the votes cast at the meeting be voted “FOR” the proposal. A properly executed proxy card marked “ABSTAIN” with respect to this proposal will not be voted.

Proposal Five.  The approval of the change of our name requires that two-thirds (2/3) of the votes cast at the meeting be voted “FOR” the proposal. A properly executed proxy card marked “ABSTAIN” with respect to this proposal will not be voted.

Other Matters.  If any other items or matters properly come before the meeting, the proxies received will be voted on those items or matters in accordance with the discretion of the proxy holders.

Deadline for Shareholder Proposals

Proposals which our shareholders wish to be considered for inclusion in our proxy statement and proxy card for the 2009 annual general meeting must be received by June 19, 2009 at No. 10 Building, BUT Software Park, No. 1 Disheng North Street, BDA, Yizhuang District, Beijing 100176, People’s Republic of China and must comply with the requirements of Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The submission of a proposal does not assure that it will be included in the proxy statement or the proxy card.

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE INFORMATION

What if a nominee is unwilling or unable to serve?

Each of the nominees listed in the Proxy Statement has agreed to serve as a director, if elected. If for some unforeseen reason a nominee becomes unwilling or unable to serve, proxies will be voted for a substitute nominee selected by the Board of Directors.

How are directors compensated?

Employee directors do not receive any compensation for their services. Non-employee directors are entitled to receive $2,000 per Board of Directors meeting attended. In addition, non-employee directors are entitled to receive compensation for their actual travel expenses for each Board of Directors meeting attended.

Directors did not receive any share award, non-equity incentive plan, pension, non-qualified deferred or other compensation in 2008. The following directors have been awarded share options as of March 31, 2008, subject to shareholder approval of the 2008 Share Incentive Plan described under Proposal Three.

Name	Number of Options	Exercise Price	Grant Date(1)	Expiration Date
Brian Lin	18,000	$13.49	March 31, 2008	March 30, 2018
John Dai	18,000	$13.49	March 31, 2008	March 30, 2018
Dong Cheng, Ph.D.	18,000	$13.49	March 31, 2008	March 30, 2018
Dennis O. Laing	15,000	$13.49	March 31, 2008	March 30, 2018
Tong Wenhua(2)	7,000	$13.49	March 31, 2008	March 30, 2018
Adam Yan(3)	10,000	$13.49	March 31, 2008	March 30, 2018
Yu Ping(3)	12,000	$13.49	March 31, 2008	March 30, 2018

(1)	All grants were made as of March 31, 2008, subject to receipt of shareholder approval of the 2008 Share Incentive Plan. See Proposal Three.
(2)	Mr. Tong was a director of our company until he resigned in 2007. The options granted to Mr. Tong are in recognition of Mr. Tong’s service to the Board of Directors.
(3)	Mr. Yan and Ms. Yu are directors but did not receive the above options in their capacity as such. Instead, Mr. Yan received options as compensation for his service as Chief Executive Officer, and Ms. Yu received options as compensation for her service as Chief Financial Officer.

If shareholders approve Proposal Three, then the foregoing options will be granted under the 2008 Share Incentive Plan, as of the time and for the exercise prices noted. If the 2008 Share Incentive Plan is not approved by shareholders, then the foregoing options will be automatically cancelled.

How does the Board determine which directors are independent?

The Board of Directors reviews the independence of each director yearly. During this review, the Board of Directors considers transactions and relationships between each director (and his or her immediate family and affiliates) and our company and its management to determine whether any such relationships or transactions are inconsistent with a determination that the director is independent in light of applicable law, listing standards and our director independence standards. We believe that our company meets the independence standards adopted by the Securities and Exchange Commission (“SEC”) and the NASDAQ Capital Market.

What role does the Corporate Governance Committee play in selecting nominees to the Board of Directors?

Two of the primary purposes of the Board’s Corporate Governance Committee are to (i) assess the performance of the Board; and (ii) consider and make recommendations to the Board with respect to the nominations or elections of directors and other governance issues. In addition to identifying potential nominees for the Board, the Corporate Governance Committee is also responsible for considering candidates for membership on the Board of Directors submitted by eligible shareholders. The Corporate Governance Committee’s charter is available in print upon request. The Corporate Governance Committee’s charter is also available on our website at www.e-future.com.cn. The Corporate Governance Committee of the Board of Directors was the only entity or person to nominate and/or recommend any of the director nominees.

Are the members of the Corporate Governance Committee independent?

Yes. All members of the Corporate Governance Committee have been determined to be independent by the Board of Directors.

How does the Corporate Governance Committee identify and evaluate nominees for director?

The Corporate Governance Committee considers candidates for nomination to the Board of Directors from a number of sources. Current members of the Board of Directors are considered for re-election unless they have notified our company that they do not wish to stand for re-election. The Corporate Governance Committee also considers candidates recommended by current members of the Board of Directors, members of management or eligible shareholders. From time to time the Board may engage a firm to assist in identifying potential candidates, although we did not engage such a firm to identify any of the nominees for director proposed for election at the meeting.

The Corporate Governance Committee evaluates all candidates for director, regardless of the person or firm recommending such candidate, on the basis of the length and quality of their business experience, the applicability of such candidate’s experience to our company and our business, the skills and perspectives such candidate would bring to the Board of Directors and the personality or “fit” of such candidate with existing members of the Board of Directors and management.

What are the Corporate Governance Committee’s policies and procedures for considering director candidates recommended by shareholders?

The Corporate Governance Committee will consider all candidates recommended by shareholders. A shareholder wishing to recommend a candidate must submit the following documents to the Secretary of our company at our business address:

•	a recommendation that identifies the name and address of the shareholder and the person to be nominated;
•	documentation establishing that the shareholder making the recommendation is an eligible shareholder;
•	the written consent of the candidate to serve as a director of our company, if elected; and
•	a description of all arrangements between the shareholders and such nominee pursuant to which the nomination is to be made.

If the candidate is to be evaluated by the Corporate Governance Committee, the Secretary will request a detailed resume, an autobiographical statement explaining the candidate’s interest in serving as a director of our company, a completed statement regarding conflicts of interest, and a waiver of liability for background check from the candidate.

What are the minimum qualifications required to serve on the Board of Directors?

All members of the Board of Directors must possess the following minimum qualifications as determined by the Corporate Governance Committee:

•	A director must demonstrate integrity, accountability, informed judgment, financial literacy, creativity and vision;
•	A director must be prepared to represent the best interests of all shareholders, and not just one particular constituency;
•	A director must have a record of professional accomplishment in his or her chosen field; and
•	A director must be prepared and able to participate fully in Board activities, including membership on committees.

What other characteristics does the Corporate Governance Committee consider?

The Corporate Governance Committee believes it is important to have directors from various backgrounds and professions in order to ensure that the Board of Directors has a wealth of experiences to inform its decisions. Consistent with this philosophy, in addition to the minimum standards set forth above, business and managerial experience and an understanding of financial statements and financial matters are very important.

Does our company have a Code of Conduct?

Our company has adopted a Code of Conduct, which is applicable to all of our directors, officers and associates, including the principal executive officer and the principal financial and accounting officer. The complete text of the Code of Conduct is available in print upon request. Our Code of Conduct is also available on our website at www.e-future.com.cn.

How often did the Board meet in fiscal 2007?

The Board of Directors met ten (10) times during fiscal 2007. Each committee of the Board of Directors met two (2) times during fiscal 2007. Each incumbent director attended at least 75% of the meetings of the Board of Directors and of the standing committees of which he or she was a member during fiscal 2007. We have not adopted a formal policy regarding Board of Directors attendance at annual meetings of shareholders.

How may shareholders communicate with the Board of Directors as a whole, individual Board committees, or individual members of the Board of Directors?

Shareholders and others who are interested in communicating directly with the Board as a whole, a Board committee or individual members of the Board of Directors, including communication of concerns relating to accounting, internal accounting controls or audit matters, or fraud or unethical behavior, may do so by writing to the directors at the following address:

Board of Directors, Board Committee(s) and/or or Individual Director(s)
c/o Secretary
e-Future Information Technology Inc.
No. 10 Building
BUT Software Park
No. 1 Disheng North Street
BDA, Yizhuang District
Beijing 100176, People’s Republic of China

All communications will be compiled by the Secretary and submitted to the Board of Directors or the addressee not later than the next regular Board meeting.

What are the committees of the Board?

During fiscal 2007, the Board of Directors had standing Audit, Corporate Governance, and Compensation Committees. The members of each of the committees as of November 5, 2008, their principal functions and the number of meetings held during the fiscal year ended December 31, 2007 are shown below.

Compensation Committee

The members of the Compensation Committee are

John Dai, Chair
Dong Cheng, Ph.D.
Brian Lin

The Compensation Committee held two (2) meetings during the fiscal year ended December 31, 2007. The Compensation Committee’s charter is available on our website at www.e-future.com.cn and in print upon request. The Compensation Committee’s principal responsibilities include:

•	Making recommendations to the Board of Directors concerning executive management organization matters generally;

•	In the area of compensation and benefits, making recommendations to the Board of Directors concerning employees who are also directors, consult with the CEO on matters relating to other executive officers, and make recommendations to the Board of Directors concerning policies and procedures relating to executive officers;
•	Making recommendations to the Board of Directors regarding all contracts of our company with any officer for remuneration and benefits after termination of regular employment of such officer;
•	Making recommendations to the Board of Directors concerning policy matters relating to employee benefits and employee benefit plans, including incentive compensation plans and equity based plans; and
•	Administering our formal incentive compensation programs, including equity based plans.

The Compensation Committee may not delegate its authority to other persons. Similarly, the Compensation Committee has not engaged a compensation consultant to assist in the determination of executive compensation issues. While our executives will communicate with the Compensation Committee regarding executive compensation issues, the executive officers do not participate in any executive compensation decisions.

Audit Committee

The Audit Committee of the Board of Directors is composed of three directors, each of whom is an “independent director” as that term is defined under NASDAQ Stock Market listing standards. The members of the Audit Committee are:

Brian Lin, Chair
Dong Cheng, Ph.D.
Dennis O. Laing

The Audit Committee held two (2) meetings during the fiscal year ended December 31, 2007. The primary responsibility of the Audit Committee is to assist the Board of Directors in monitoring the integrity of our company’s financial statements and the independence of its external auditors. Our company believes that each of the members of the Audit Committee is “independent,” and Mr. Lin qualifies as an “audit committee financial expert” in accordance with applicable NASDAQ Capital Market listing standards. In carrying out its responsibility, the Audit Committee undertakes to:

•	Review and recommend to the directors the independent auditors to be selected to audit the financial statement of our company;
•	Meet with the independent auditors and management of our company to review the scope of the proposed audit for the current year and the audit procedures to be utilized, and at the conclusion thereof review such audit, including any comments or recommendations of the independent auditors;
•	Review with the independent auditors and financial and accounting personnel the adequacy and effectiveness of the accounting and financial controls of our company. The Audit Committee elicits recommendations for the improvement of such internal control procedures or particular areas where new or more detailed controls or procedures are desirable. The Audit Committee emphasizes the adequacy of such internal controls to expose any payments, transactions, or procedures that might be deemed illegal or otherwise improper;
•	Review the internal accounting function of our company, the proposed audit plans for the coming year and the coordination of such plans with our independent auditors;
•	Review the financial statements contained in the annual report to shareholders with management and the independent auditors to determine that the independent auditors are satisfied with the disclosure and contents of the financial statements to be presented to the shareholders;
•	Provide sufficient opportunity for the independent auditors to meet with the members of the Audit Committee without members of management present. Among the items discussed in these meetings are the independent auditors’ evaluation of our financial, accounting, and auditing personnel, and the cooperation that the independent auditors received during the course of the audit;

•	Review accounting and financial human resources and succession planning within our company;
•	Submit the minutes of all meetings of the Audit Committee to, or discuss the matters discussed at each committee meeting with, the Board of Directors; and
•	Investigate any matter brought to its attention within the scope of its duties, with the power to retain outside counsel for this purpose, if, in its judgment, that is appropriate.

The Audit Committee has established procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls and auditing matters, including procedures for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

Corporate Governance Committee

The members of the Corporate Governance Committee are:

Dong Cheng, Ph.D., Chair
John Dai
Dennis O. Laing

The Corporate Governance Committee held two (2) meetings during the fiscal year ended December 31, 2007. All members of the Corporate Governance Committee are independent, as such term is defined by the NASDAQ Capital Market listing standards. The Corporate Governance Committee undertakes to:

•	Identify individuals qualified to become members of the Board of Directors and to make recommendations to the Board of Directors with respect to candidates for nomination for election at the next annual meeting of shareholders or at such other times when candidates surface and, in connection therewith, consider suggestions submitted by shareholders of our company;
•	Determine and make recommendations to the Board of Directors with respect to the criteria to be used for selecting new members of the Board of Directors;
•	Oversee the process of evaluation of the performance of Board of Directors and committees;
•	Make recommendations to the Board of Directors concerning the membership of committees of the Board and the chairpersons of the respective committees;
•	Make recommendations to the Board of Directors with respect to the remuneration paid and benefits provided to members of the Board in connection with their service on the Board or on its committees; and
•	Evaluate Board and committee tenure policies as well as policies covering the retirement or resignation of incumbent directors.

PROPOSAL ONE

ELECTION OF DIRECTORS AND DIRECTOR BIOGRAPHIES

(ITEM 1 ON THE PROXY CARD)

Nominees for election as Class III members of the Board of Directors to serve three year terms expiring in 2011:

John Dai
Class III Independent Director Nominee
Age – 45

Mr. Dai is currently the Director of External Relationship and International Cooperation of China Association of Small and Medium Enterprises (CASME), an organization aimed at advancing the interests of China’s small and medium enterprises internationally. He is also former CEO of Vanda Computer Systems, a Hong Kong based public company focused on systems integration and banking application services in China. Mr. Dai has served in various other executive positions including General Manager of SAS China and General Manager of IBM’s Greater China Distribution Industry Group. Mr. Dai received his bachelor’s degree in Industrial and Civil Construction from Wuhan Industrial University and his master’s degree in Civil Engineering from Tsinghua University.

Adam Yan
Class III Director Nominee
Age – 40

Mr. Yan is our Chairman, Chief Executive Officer and a director. He founded eFuture in 1997. From 1997 to 1999 and 2002 to 2004, Mr. Yan also served as our Chief Accounting Officer. From 1991 to 1997, Mr. Yan served as the general manager of the Bangda Information Industry Center of the Haikou Financial Bureau in the Hainan province of China. Mr. Yan received a bachelor’s degree in computer science and a master’s degree in machine vision engineering from Chonqing University in China. From 1991 to 1994, Mr. Yan also served as the chief accounting software designer for Haikou Accounting Firm in the Hainan province of China. In his role as chief accounting software designer, Mr. Yan served as the development team leader responsible for writing the software in accordance with the accounting policies of the Chinese government, developing system architecture, and developing team organization. He has also studied accounting and finance at the Central University of Finance and Economics.

THE BOARD RECOMMENDS A VOTE “FOR”
THE ELECTION OF EACH OF THESE
NOMINEES TO THE BOARD OF DIRECTORS.

PROPOSAL TWO

RATIFICATION OF INDEPENDENT AUDITORS

(ITEM 2 ON THE PROXY CARD)

The Audit Committee of the Board of Directors determined to dismiss Hansen Barnet & Maxwell (“Hansen Barnett”) as our company’s independent registered public accounting firm and engaged Grant Thornton as our company’s independent registered public accounting firm that will make an examination of the accounts of our company for the 2008 fiscal year. Hansen Barnett was advised of such determination on August 29, 2008.

Hansen Barnett served as our independent registered public accounting firm for the fiscal years ended December 31, 2003 through 2007. The audit reports of Hansen Barnett on our consolidated financial statements as of and for the years ended December 31, 2003 through 2007 did not contain an adverse opinion or a disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles.

During the years ended December 31, 2003 through 2007 and through August 29, 2008, there were no disagreements with Hansen Barnett on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, that if not resolved to the satisfaction of Hansen Barnett, would have caused them to make reference to such disagreements in its report on our financial statements for such periods.

We have invited Hansen Barnett to attend the Annual Meeting. Hansen Barnett has advised us that it does not expect to have representatives present at the Annual Meeting.

In addition to selecting Grant Thornton as our independent registered public accounting firm for our 2008 fiscal year, the Audit Committee has directed that management submit the selection of independent registered public accounting firm for ratification by our shareholders at the Annual Meeting. One or more representatives of Grant Thornton are expected to be present at the Annual Meeting. The representatives will have the opportunity to make a statement if they desire to do so and are expected to be available to respond to appropriate questions.

In the event our shareholders fail to ratify the appointment, our Audit Committee will reconsider its selection. Even if the selection is ratified, our Audit Committee in its discretion may direct the appointment of a different independent auditing firm at any time during the year if the Audit Committee believes that such a change would be in the best interests of our company and shareholders.

The affirmative vote of the holders of a majority of the shares present in person or represented by proxy and voting at the annual general meeting will be required to approve this Proposal Two. Unless otherwise indicated, the shares represented by the proxies being solicited will be voted FOR the ratification of the selection of Grant Thornton as our independent registered public accounting firm for our 2008 fiscal year.

THE BOARD AND THE AUDIT COMMITTEE RECOMMEND
A VOTE “FOR” RATIFICATION OF THE APPOINTMENT OF
GRANT THOMPSON AS OUR INDEPENDENT AUDITORS
FOR THE YEAR ENDING DECEMBER 31, 2008.

PROPOSAL THREE

APPROVAL OF 2008 SHARE INCENTIVE PLAN

(ITEM 3 ON THE PROXY CARD)

What am I voting on?

Our Board of Directors adopted 2008 Share Incentive Plan (the “2008 Plan”) on March 25, 2008, subject to approval by the shareholders of our company.

The Board of Directors believes that the 2008 Plan will advance the long-term success of our company by encouraging share ownership among key employees and members of the Board who are not employees (“Nonemployee Directors”).

How is the 2008 Plan administered?

The 2008 Plan is administered by the Compensation Committee of the Board of Directors (the “Committee”). Awards made to Nonemployee Directors will be approved by the Board. The 2008 Plan provides the Committee flexibility to design compensatory awards that are responsive to our company’s needs. Subject to the terms of the 2008 Plan, the Committee has the discretion to determine the terms of each award. The Committee may delegate to one or more officers of our company the authority to grant awards to participants who are not directors or executive officers of our company. The Committee must fix the total number of shares that may be subject to grants made under this delegation.

What kind of awards may be granted?

Awards under the 2008 Plan may be in the form of options or restricted or incentive shares.

Who is eligible to receive awards?

Employees of the Company and Nonemployee Directors may be selected by the Committee to receive awards under the 2008 Plan. The benefits or amounts that may be received by or allocated to participants under the 2008 Plan will be determined at the discretion of the Committee and are not presently determinable.

How many shares are available for issuance under the 2008 Plan?

The maximum number of shares as to which share awards may be granted under the 2008 Plan is 238,244 shares. The fair market value of a share of the Company’s ordinary shares on March 31, 2008 was $13.49 (low: $13.07; high: $13.91), as reported on the NASDAQ Capital Market.

Are there limits on grants to individual participants or other grant limits?

Yes. No participant may receive awards during any one calendar year representing more than 50,000 shares. This limit is subject to adjustment by the Committee as provided in the 2008 Plan for share splits, share dividends, recapitalizations and other similar transactions or events.

Upon what terms may options be awarded?

Options may be either incentive share options or nonqualified share options, provided that only employees may be granted incentive share options. The option may specify that the option price is payable (i) in cash, (ii) by the transfer to the Company of unrestricted shares, (iii) with any other legal consideration the Committee may deem appropriate or (iv) by any combination of the foregoing. No share option may be exercised more than 10 years from the date of grant. Each grant may specify a period of continuous employment or service with the Company or any subsidiary that is necessary before the share option or any portion thereof will become exercisable and may provide for the earlier exercise of the option in the event of a change in control of the Company or similar event.

Upon what terms may restricted shares be awarded?

An award of restricted shares involves the immediate transfer by the Company to a participant of ownership of a specific number of shares in return for the performance of services. The participant is entitled immediately to voting, dividend and other ownership rights in such shares, subject to the discretion of the

Committee. The transfer may be made without additional consideration from the participant. The Committee may specify performance objectives that must be achieved for the restrictions to lapse. Restricted shares must be subject to a “substantial risk of forfeiture” within the meaning of Internal Revenue Code (“Code”) Section 83 for a period to be determined by the Committee on the grant date and any grant or sale may provide for the earlier termination of such risk of forfeiture in the event of a change of control of the Company or similar event.

Upon what terms may incentive shares be awarded?

An award of incentive shares granted under the 2008 Plan represents the right to receive a specific number of shares at the end of a specified deferral period. Any grant of deferred shares may be further conditioned upon the attainment of performance objectives. The grant may provide for the early termination of the deferral period in the event of a change in control of the Company or similar event. During the deferral period, the participant is not entitled to vote or receive dividends on the shares subject to the award, but the Compensation Committee may provide for the payment of dividend equivalents on a current or deferred basis. The grant of deferred shares may be made without any consideration from the participant other than the performance of future services.

Are awards made under the 2008 Plan transferable?

Except as provided below, no award under the 2008 Plan may be transferred by a participant other than by will or the laws of descent and distribution, and share options and share appreciation rights may be exercised during the participant’s lifetime only by the participant or, in the event of the participant’s legal incapacity, the guardian or legal representative acting on behalf of the participant. The Committee may expressly provide in an award agreement (other than an incentive share option) that the participant may transfer the award to a spouse or lineal descendant, a trust for the exclusive benefit of such family members, a partnership or other entity in which all the beneficial owners are such family members, or any other entity affiliated with the participant that the Committee may approve.

When does the 2008 Plan terminate?

The 2008 Plan will terminate on the tenth anniversary of the date it is approved by shareholders, and no award will be granted under the plan after that date.

How can the 2008 Plan be amended?

The 2008 Plan may be amended by the Board of Directors, but without further approval by the shareholders of the Company no such amendment may increase the limitations set forth in the 2008 Plan on the number of shares that may be issued under the 2008 Plan or any of the limitations on awards to individual participants. The Board may condition any amendment on the approval of the shareholders if such approval is necessary or deemed advisable with respect to the applicable listing or other requirements of a national securities exchange or other applicable laws, policies or regulations.

What are the tax consequences of the 2008 Plan?

The following is a brief summary of certain of the federal income tax consequences of certain transactions under the 2008 Plan. This summary is not intended to be exhaustive and does not describe state or local tax consequences.

In general, an optionee will not recognize income at the time a nonqualified share option is granted. At the time of exercise, the optionee will recognize ordinary income in an amount equal to the difference between the option price paid for the shares and the fair market value of the shares on the date of exercise. At the time of sale of shares acquired pursuant to the exercise of a nonqualified share option, any appreciation (or depreciation) in the value of the shares after the date of exercise generally will be treated as capital gain (or loss).

An optionee generally will not recognize income upon the grant or exercise of an incentive share option. If shares issued to an optionee upon the exercise of an incentive share option are not disposed of in a disqualifying disposition within two years after the date of grant or within one year after the transfer of the shares to the optionee, then upon the sale of the shares any amount realized in excess of the option price generally will be taxed to the optionee as long-term capital gain and any loss sustained will be a long-term capital loss. If shares acquired upon the exercise of an incentive share option are disposed of prior to the expiration of either holding period described above, the optionee generally will recognize ordinary income in the year of disposition in an amount equal to any excess of the fair market value of the shares at the time of exercise (or, if less, the amount realized on the disposition of the shares) over the option price paid for the shares. Any further gain (or loss) realized by the optionee generally will be taxed as short-term or long-term capital gain (or loss) depending on the holding period.

Subject to certain exceptions for death or disability, if an optionee exercises an incentive share option more than three months after termination of employment, the exercise of the option will be taxed as the exercise of a nonqualified share option. In addition, if an optionee is subject to federal “alternative minimum tax,” the exercise of an incentive share option will be treated essentially the same as a nonqualified share option for purposes of the alternative minimum tax.

A recipient of restricted shares generally will be subject to tax at ordinary income rates on the fair market value of the restricted shares (reduced by any amount paid by the recipient) at such time as the shares are no longer subject to a risk of forfeiture or restrictions on transfer for purposes of Code Section 83. However, a recipient who so elects under Code Section 83(b) within 30 days of the date of transfer of the restricted shares will recognize ordinary income on the date of transfer of the shares equal to the excess of the fair market value of the restricted shares (determined without regard to the risk of forfeiture or restrictions on transfer) over any purchase price paid for the shares. If a Code Section 83(b) election has not been made, any dividends received with respect to restricted shares that are subject at that time to a risk of forfeiture or restrictions on transfer generally will be treated as compensation that is taxable as ordinary income to the recipient.

To the extent that a participant recognizes ordinary income in the circumstances described above, the Company or subsidiary for which the participant performs services will be entitled to a corresponding deduction, provided that, among other things, the income meets the test of reasonableness, is an ordinary and necessary business expense, is not an “excess parachute payment” within the meaning of Code Section 280G and is not disallowed by the $1,000,000 limitation on certain executive compensation under Section 162(m) of the Internal Revenue Code.

Where can I get a copy of the 2008 Plan?

This summary is not a complete description of all provisions of the 2008 Plan. A copy of the 2008 Plan is attached hereto as Exhibit A.

The affirmative vote of the holders of a majority of the shares present in person or represented by proxy and voting at the annual general meeting will be required to approve this Proposal Three. Unless otherwise indicated, the shares represented by the proxies being solicited will be voted FOR the approval of the 2008 Plan.

THE BOARD AND THE AUDIT COMMITTEE RECOMMEND
A VOTE “FOR” THE APPROVAL OF THE 2008 SHARE INCENTIVE PLAN.

PROPOSAL FOUR

IMPLEMENTATION OF STOCK REPURCHASE PROGRAM

(ITEM 4 ON THE PROXY CARD)

Under our Articles of Association, we may purchase our own shares provided that our shareholders have first approved the manner of purchase. Approval of a share repurchase program requires the approval of a majority of the votes cast at a meeting of our shareholders.

Our Board of Directors has recommended that our company implement a program (the “Program”) to allow it to repurchase up to fifteen percent (15%) of the number of shares outstanding on October 10, 2008. As we had 3,356,057 ordinary shares outstanding on October 10, 2008, the Program would allow our company to repurchase up to 503,408 ordinary shares, in one or more purchases on the market or in privately negotiated transactions. Our company could purchase any number of shares between 0 and 503,408 shares through the Program.

Management believes that the long-term prospects of our company are not currently reflected in the price of our ordinary shares and that, as a result, our company has an opportunity to deliver value to shareholders by reducing the number of outstanding shares through the Program.

Under the Program, our company may, depending on market conditions, share price and other factors, make one or more purchases, on the open market or in privately negotiated transactions, of up to fifteen percent (15%) of our issued and outstanding ordinary shares. Such purchases under the Program will be made in accordance with applicable law and subject to any required regulatory approvals. Any ordinary shares repurchased under the Program will become part of our treasury stock, and we may use them to finance or execute acquisitions, equity incentive plans, or other arrangements. This Program is expected to continue over the next 24 months unless extended or shortened by our Board of Directors in its discretion.

Any purchases under the Program will need to comply with the terms of convertible notes currently outstanding between our company and certain investors in a private placement completed on March 13, 2007. Under the terms of the notes, for so long as the notes remain outstanding, our company is required to obtain the note holders’ consent before engaging in any share repurchase. The note holders have consented to our company’s decision to place this proposal on the proxy statement but have not yet consented to any repurchase. There can be no guarantee that the note holders will so consent at any time that we would like to make a purchase under the Program.

The Program will be funded using our company’s cash on hand. As of June 30, 2008, our company had RMB58.8 million (US$8.6 million) in cash and cash equivalents and short-term investments.

THE BOARD OF DIRECTORS RECOMMENDS
A VOTE “FOR” THE IMPLEMENTATION
OF THE ORDINARY SHARE REPURCHASE PROGRAM.

PROPOSAL FIVE

CHANGE OF CORPORATE NAME

(ITEM 5 ON THE PROXY CARD)

Under the laws of the Cayman Islands, a company may change its name by special resolution. A special resolution requires the approval of two-thirds of the votes cast at a meeting of our shareholders. In order to change our name, we will need to amend our memorandum and articles of association to reflect our new name. In addition, we would make other consequential changes, such as changing our website address (currently www.e-future.com.cn) and information on record with the NASDAQ Capital Market to reflect our new name.

Our Board of Directors has recommended that our corporate name be changed from “e-Future Information Technology Inc.” to “eFuture Information Technology Inc.”

The approval of the change of our name requires that two-thirds (2/3) of the votes cast at the meeting be voted “FOR” the proposal. A properly executed proxy card marked “ABSTAIN” with respect to this proposal will not be voted.

The affirmative vote of the holders of a two-thirds (2/3) of the shares present in person or represented by proxy and voting at the annual general meeting will be required to approve this Proposal Five. Unless otherwise indicated, the shares represented by the proxies being solicited will be voted FOR the change of our corporate name from “e-Future Information Technology Inc.” to “eFuture Information Technology Inc.”

THE BOARD OF DIRECTORS RECOMMENDS
A VOTE “FOR” THE CHANGE OF OUR CORPORATE NAME
AND THE RELATED AMENDMENT
OF OUR ORGANIZATIONAL DOCUMENTS.

OTHER INFORMATION

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information known to us with respect to the beneficial ownership as of October 10, 2008 (unless otherwise indicated) by:

•	All persons who are beneficial owners of five percent or more of our ordinary shares,
•	Each of our directors,
•	our current Chief Executive Officer and our Chief Financial Officer, and
•	All current directors and executive officers as a group.

As of October 10, 2008, 3,356,057 of our ordinary shares were outstanding. The amounts and percentages of ordinary shares beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed a beneficial owner of securities as to which such person has no economic interest. The shareholders listed below do not have different voting rights.

	Amount of Beneficial Ownership(1)	Percentage Ownership(2)
Adam Yan, Chief Executive Officer and Director(3)	387,275	11.54%
Ping Yu, Chief Financial Officer and Director(2)	2,000	*
Dennis O. Laing, Director	—	*
Ming Zhu, Director	—	*
Dong Cheng, Ph.D. , Director(4)	2,400	*
Brian Lin, Director	—	*
John Dai, Director	—	*
All directors and executive officers as a group (12 people)(5)	948,005	28.25%

Five percent Shareholders not mentioned above
Hongjun Zou(6)	216,622	6.45%
Johnson Li(7)	188,455	5.62%
Capital Ventures International	207,086	6.17%
Hudson Bay Fund, LP	194,489	5.80%
The Zhu-Xu 2006 Charitable Remainder Unitrust	333,175	9.93%

*	Less than 1%.
(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the ordinary shares.
(2)	The number of our ordinary shares outstanding used in calculating the percentage for each listed person includes the ordinary shares underlying options held by such person. Options granted under the 2008 Share Incentive Plan are not included, as the 2008 Share Incentive Plan has not yet been approved by our shareholders.
(3)	Includes currently exercisable options to purchase 3,847 ordinary shares.
(4)	Represents currently exercisable options to purchase ordinary shares.
(5)	Includes currently exercisable options to purchase 28,383 ordinary shares.
(6)	Includes currently exercisable options to purchase 3,379 ordinary shares.
(7)	Includes currently exercisable options to purchase 13,180 ordinary shares.

Summary Compensation Table

The following table sets forth certain information concerning compensation paid during 2005, 2006 and 2007 to our Chief Executive Officer. Our company did not employ our Chief Financial Officer during 2005 or 2006.

		Annual Compensation		Long-Term Compensation
Name and Principal Position	Fiscal Year	Salary (RMB)	Bonus (RMB)	Option Awards (RMB)	All Other Compensation (RMB)	Aggregate Compensation (RMB)
Adam Yan	2007	¥250,973	¥56,088	¥0	¥0	¥307,061
Chairman and Chief Executive Officer	2006	¥193,056	¥58,622	¥0	¥0	¥251,678
	2005	¥193,056	¥40,000	¥0	¥0	¥233,056

Ping Yu	2007	¥228,000	—	¥0	¥0	¥228,000
Chief Financial Officer

COMPENSATION REPORT FROM THE COMPENSATION COMMITTEE
OF THE BOARD OF DIRECTORS

This report describes our company’s executive officer compensation strategy, the components of the compensation program, and the manner in which the 2007 compensation determinations were made for our Chief Executive Officer, Adam Yan, and our other executive officers (collectively, the “Executive Officers”).

The Compensation Committee is required to provide shareholders a report explaining the rationale and considerations that led to the fundamental executive compensation decisions affecting our Executive Officers. In fulfillment of this requirement, the Compensation Committee, at the direction of our Board of Directors, has prepared the following report for inclusion in this Proxy Statement. None of the members of the Compensation Committee is an Executive Officer or employee of our company.

The duties of the Compensation Committee include determining and approving the Chief Executive Officer’s compensation level, reviewing and making recommendations to the board with respect to other Executive Officers’ compensation, incentive-compensation plans and equity based-plans, and administering our incentive-compensation plans and equity-based plans as in effect and as adopted from time to time by our board.

In 2001, we adopted a one year share option plan for our officers and employees. The 2001 share options have terms of ten years from the date of grant. The exercise price of share options granted under the plan is $4.705 per ordinary share. We have reserved 62,499 ordinary shares for issuance as share options under our 2001 share option plan and have issued options to purchases an aggregate of 62,499 ordinary shares as of November 5, 2008.

In 2005, we adopted an additional share option plan to be implemented following the completion of our initial public offering. This plan authorizes the issuance of up to 5% of the number of ordinary shares outstanding after the initial public offering. Pursuant to this plan, we may issue options to purchase our ordinary shares to our employees and directors (other than the director nominated by our underwriter). The Compensation Committee of the Board of Directors administers this plan.

In 2008, our Board of Directors recommended the creation of an additional share incentive plan to be implemented upon receipt of shareholder approval (see Proposal Three in this annual proxy). This plan would authorize the issuance of up to 238,244 ordinary shares. Pursuant to this plan, we would be permitted to issue options to purchase our ordinary shares to our employees and directors. The Compensation Committee of the Board of Directors would administer this plan.

The fundamental policy of the Board of Directors is to provide our Chief Executive Officer and other Executive Officers with competitive compensation opportunities based upon their contribution to the financial success of our company and their personal performance. It is the Board of Directors’ objective to have a substantial portion of each Executive Officer’s compensation contingent upon our company’s performance as well as upon his or her own level of performance. Accordingly, the compensation package for such Executive Officers is comprised of two elements: (i) base salary and (ii) long-term share-based incentive awards.

Base Salary.  The base salary for each officer is determined on the basis of the following factors: experience, personal performance, the average salary levels in effect for comparable positions within and without the industry and internal comparability considerations. The weight given to each of these factors differs from individual to individual, as the board deems appropriate. In selecting comparable companies for the purposes of maintaining competitive compensation, the Board of Directors considers many factors including geographic location, growth rate, annual revenue and profitability, and market capitalization. The Board of Directors also considers companies outside the industry which may compete with us in recruiting executive talent.

Long-Term Compensation.  The Board of Directors believes that share ownership by management is beneficial in aligning management and shareholder interests with respect to enhancing shareholder value. Share options are used to retain executives and motivate them to improve long-term share market performance. Factors considered in making an award of share options include the individual’s position in our company, his or her performance and responsibilities, and internal comparability considerations.

As a result of the provisions of 2005 share option plan (and the 2008 share incentive plan if approved by our shareholders), the options will provide a return to the Executive Officer only if the Executive Officer remains employed by our company during the vesting period, and then only if the market price of the underlying shares appreciates over the option term. The actual options granted to each of the Executive Officers named in the Summary Compensation Table is indicated in the Long-Term Compensation column.

Compensation of the Chief Executive Officer.  The compensation of the Chief Executive Officer is reviewed annually. Our current Chief Executive Officer, Adam Yan, who assumed this position in November 2000, currently receives a base salary of ¥250,973 per year.

Compensation Committee

Dong Cheng, Ph.D.
John Dai
Brian Lin

AUDIT COMMITTEE REPORT

Our Audit Committee oversees the financial reporting process on behalf of the Board of Directors. Management has the primary responsibility for the financial statements and the reporting process, including the systems of internal controls. Our independent auditor is responsible for expressing an opinion on the conformity of our company’s audited financial statements with generally accepted accounting principles. We appointed Hansen Barnett as our company’s independent auditor for 2007 after reviewing that firm’s performance and independence from management. We have determined to dismiss Hansen Barnet as our independent registered public accounting firm and engaged Grant Thornton as our company’s independent registered public accounting firm that will make an examination of the accounts of our company for the 2008 fiscal year. Hansen Barnett was advised of such determination on August 29, 2008. We recommend that Grant Thornton be appointed as our company’s independent auditor for fiscal year 2008 at the annual general meeting of shareholders scheduled on December 12, 2008.

In fulfilling our oversight responsibilities, we reviewed with management the audited financial statements prior to their issuance and publication in the 2007 Annual Report to Shareholders. We reviewed with our independent auditor its judgments as to the quality, not just the acceptability, of our company’s accounting principles and discussed with its representatives other matters required to be discussed under generally accepted auditing standards, including matters required to be discussed in accordance with the Statement on Auditing Standards No. 61 (Communication with Audit Committees) of the Auditing Standards Board of the American Institute of Certified Public Accountants. We also discussed with the independent auditor its independence from management and our company and its affiliates, and received its written disclosures pursuant to Independence Standards Board Standard No. 1. We further considered whether the non-audit services described elsewhere in this proxy statement provided by the independent auditor are compatible with maintaining the auditor’s independence.

We also discussed with our independent auditor the overall scope and plans for its audit. We met with the independent auditor, with and without management present, to discuss the results of its examination, its evaluation of our company’s internal controls, and the overall quality of financial reporting.

In reliance upon the reviews and discussions referred to above, we recommended to the Board of Directors, and the Board of Directors approved, the inclusion of the audited financial statements in the Annual Report on Form 20-F for the year ended December 31, 2008, for filing with the SEC.

Audit Committee

Dong Cheng, Ph.D.
Dennis O. Laing
Brian Lin

*  *  *

The foregoing Audit Committee and Compensation Committee Reports shall not be deemed “filed” under the Securities Act of 1933, as amended (the “Securities Act”) or Exchange Act, and shall not be deemed to be incorporated by reference in any previous or future documents filed by our company with the SEC under the Securities Act or the Exchange Act, except to the extent that our company specifically incorporates the Audit Committee or Compensation Committee Report by reference in any such document.

AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES

Our Audit Committee has adopted procedures which set forth the manner in which the Audit Committee will review and approve all audit and non-audit services to be provided by Grant Thornton before that firm is retained for such services. The pre-approval procedures are as follows:

•	Any audit or non-audit service to be provided to us by the independent auditor must be submitted to the Audit Committee for review and approval, with a description of the services to be performed and the fees to be charged.
•	The Audit Committee in its sole discretion then approves or disapproves the proposed services and documents such approval, if given, through the execution of an engagement letter for the services by a member of the Audit Committee.

DISCLOSURE OF FEES CHARGED BY INDEPENDENT AUDITOR

Audit Fees

We paid Hansen Barnett’s fees in the aggregate amounts of $100,000 and $60,000 for the annual audit of our financial statements for fiscal years 2007 and 2006, respectively.

Audit Related Fees

We paid Hansen Barnett $15,000 and $20,000 for audit-related services for fiscal years 2007 and 2006, respectively. These audit-related fees consisted of services related to our registration statement on Form F-3 filing to register the placement agent warrants from the IPO and services related to our acquisition of Crownhead and Royalstone.

Tax Fees

We did not pay Hansen Barnett any fees for tax services for fiscal years 2007 and 2006, respectively.

We did not make any payments to Grant Thornton in 2007 or 2006. In making its recommendation to ratify the appointment of Grant Thornton as our company’s independent auditors for the fiscal year ending December 31, 2008, the Audit Committee has considered whether services other than audit and audit-related services provided by Grant Thornton are compatible with maintaining the independence of Grant Thornton.

OTHER MATTERS

We know of no other matters to be submitted to the annual general meeting. If any other matters properly come before the annual general meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the Board of Directors may recommend.

By order of the Board of Directors,

/s/ Adam Yan
Adam Yan
Chairman and Chief Executive Officer

Dated: November 5, 2008